Exhibit 2.1

                                   AGREEMENT
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Parties:  Continental Homes Holding Corp., a Delaware  corporation ("CHHC"); and
Robert J. and Kathleen R. Wade, his wife (the "Wades").

Date:    September 18, 1995

         For and in consideration of the promises and undertakings set forth herein, the parties agree as follows:

         1. The Wades have agreed to resign as Directors and Officers of CHHC and all subsidiaries, joint ventures, limited liability companies and related companies and entities effective upon execution of this Agreement.

         2. To the extent not prohibited by any of CHHC's loan agreements and upon ten (10) days prior written notice, from and after the date of this Agreement to and including January 19, 1996, CHHC has the right to buy from the Wades (in which case the Wades would have an obligation to sell to CHHC) and the Wades have the right to sell to CHHC (in which case CHHC would have an obligation to buy from the Wades), up to 488,000 shares of CHHC common Stock at a purchase price of $20.50 per share. The Wades agree that they will not without the prior written consent of CHHC sell or offer to sell any other shares of CHHC Common Stock beneficially owned by them for a period of 270 days from the date of this Agreement.

         3. The Wades agree to act as consultants to CHHC and its related companies on an as-requested basis from the date of this Agreement through December 31, 1998 for which CHHC agrees to pay the Wades their current salaries, but not bonuses, through December 31, 1998, on a bi-weekly basis or as CHHC otherwise pays its employees. In addition, Robert J. Wade agrees to allow CHHC and its related companies to use his contractors license(s) or to act as the designated agent on their license(s) until CHHC or the related entities obtain substitute licenses or agents, as applicable, which CHHC agrees to expeditiously pursue>

         4. CHHC agrees to maintain and pay for the Wades' benefit all insurance benefits currently in existence for its employees, subject to CHHC's right to change its benefit plans, through December 31, 1998. CHHC shall have no obligation to maintain or pay for the existing "Key-man" life insurance currently covering the Wades, but will maintain and pay for the "split-dollar" life insurance coverage for the Wades through December 31, 1998. To the extent any of the benefit plans covering the Wades has any value, CHHC agrees to assign these plans to the Wades at their request.

         5. CHHC agrees to transfer title to the Wades to the Company cars and car phones now being driven by the Wades, as soon as practicable after the date of this Agreement.

         6. The Wades agree to surrender to CHHC upon execution of this Agreement all company credit cards now in the Wades possession.

         Executed the date above stated:

                 Continental Homes Holding Corp.

                 By:     /s/ Donald R. Loback
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                 Its:    Chief Executive Officer
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                         /s/ Robert J. Wade
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                         /s/ Kathleen R. Wade
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